UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

70 Bendemeer Road

#04-04 Luzerne

Singapore 339940

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exchange Agreement

On August 21, 2026, Orangekloud Technology Inc., a Cayman Islands exempted company (the “Company”), entered into a Agreement and Plan of Exchange of Securities (the “Exchange Agreement”), with Orbis Technology Limited, a New Zealand company (“Orbis”), David Shu-han Yu, solely in his capacity as representative, agent and attorney-in-fact of the Orbis shareholders (in such capacity, the “Shareholder Representative”), David Shu-han Yu and The Des Swann Trustee Company Limited as trustees of the Mirrodin Trust, Daniel John Crothers, and the other shareholders of Orbis listed on the signature pages thereto (together with the Mirrodin Trust trustees and Daniel John Crothers, the “Orbis Shareholders”).

We describe below a summary of certain material provisions of the Exchange Agreement Exchange Agreement. The following summary is qualified in its entirety by reference to the complete text of the Exchange Agreement, a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference. You are urged to read the Exchange Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Exchange Agreement.

Exchange Consideration

Pursuant to the Exchange Agreement, subject to the terms and conditions set forth therein, on the Closing Date (as defined below), certain issued and outstanding equity securities of Orbis, including securities exercisable or convertible into equity securities of Orbis, will be exchanged for equity securities of the Company, and Orbis will become a subsidiary of the Company on an actual and fully diluted basis (the “Transaction”). Although holders of over 75% of the current outstanding capital stock of Orbis have entered into the Exchange Agreement, we anticipate that such percentage will increase to at least 93% of the current outstanding stock based on drag along rights contained in an agreement among Orbis shareholders.

Up to 3,967,705 Orbis capital shares, representing 100% of the Orbis capital shares outstanding immediately before Closing, will be transferred to the Company in consideration for the issuance of up to 600,000,000 ordinary shares of the Company on a pre-reverse-split basis, subject to adjustment for exercise of certain Orbis warrants, with a deemed value of $1.00 per share. At the Effective Time (as defined below) of the Transaction, each Orbis ordinary share held by a signing Orbis Shareholder will be exchanged for 37.8048 Class A ordinary shares (up to an aggregate of approximately 150,017,021 Class A ordinary shares) and 113.4144 Class B ordinary shares (up to an aggregate of approximately 449,982979 Class B ordinary shares) of the Company. No fractional shares will be issued; fractions will be rounded up to the nearest whole share.

Closing

The closing of the Exchange (the “Closing”) will occur remotely by the exchange of documents and signatures on the second business day after satisfaction or waiver of the conditions to Closing set forth in the Exchange Agreement, or at such other time or place as the parties may mutually agree. The effective time of the Transaction (the “Effective Time”) shall be such time as all closing conditions in the Exchange Agreement have been satisfied or waived (such closing conditions are set out in greater detail below).

Treatment of Orbis Warrants

As of the date of the Exchange Agreement, 101,736 warrants to acquire Orbis capital shares are outstanding. If such warrants are exercised before the Effective Time, the Orbis capital shares issued upon exercise will be exchanged on the same pro rata basis as other Orbis shares. Any Orbis warrants remaining outstanding at the Effective Time may either (i) remain outstanding and unchanged or (ii) be replaced with warrants in respect of Company Class A ordinary shares and Class B ordinary shares in accordance with the conversion provisions of the Exchange Agreement, unless otherwise required by the instrument governing such warrants or applicable law.

Non-refundable deposit by Orbis

Pursuant to the Exchange Agreement, Orbis intends to provide the Company with $1,000,000 in cash within 60 days of the date of the Exchange Agreement. This payment is non-refundable, except that it is refundable within ten business days in the event the Exchange Agreement is terminated as a result of certain breaches by the Company. The funds are to be used exclusively for the operations of the Company or, if applicable, in the ordinary course of business, including payment of non-affiliate debt, and may not be used for affiliate debt, bonuses, accrued and unpaid salary of directors or executive officers, or related-party transactions.

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Financing for the Company

At or before the Closing, the Company will use its best efforts to complete a private placement of Class A ordinary shares for aggregate gross proceeds of a minimum of $30,000,000 and a maximum of $100,000,000. The parties have agreed that $3,000,000 of the proceeds (subject to certain reductions) will be provided to the wholly-owned subsidiary of the Company (through which the Company’s operations may be conducted following an asset drop-down) at Closing for ordinary-course operations, including repayment of certain non-affiliate indebtedness.

Advisor Warrants

In connection with the Closing, the Company intends to issue to its advisor, Meyzer Asset Management Pte. Ltd. (“Meyzer”), 90,927,946 warrants, each exercisable for one Class A ordinary share of the Company at an exercise price of $1.00 per share, in a form to be mutually agreed by the parties prior to the Closing. The mutual agreement on the form of such warrant is a condition to Closing. The Exchange Agreement also provides for the payment of a finder’s fee to Meyzer in connection with certain operating expense financing, not exceeding 6% of funds raised.

Name Change, Ticker Change, and Post-Closing Governance

Immediately before Closing, the Company intends to amend its memorandum and articles of association to change its name to “VeVe Inc.” or another name designated by Orbis and, where applicable, to change its Nasdaq ticker symbol to “VEVE” or another ticker designated by Orbis. Following the Effective Time, the post-closing company will be governed by a board of directors consisting of seven directors: Goh Kian Hwa and Lung Lay Hua (each an existing Company director), four Orbis nominees, and one Meyzer nominee. The parties will identify and confirm intended independent director nominees before the Closing; the post-closing board must satisfy Nasdaq independence requirements. The senior executive officer positions of the post-closing company will be held by individuals designated by Orbis.

Equity Incentive, RSU, Advisory, and Financing

The Exchange Agreement provides that the Company may: (a) grant awards under its 2025 Equity Incentive Plan covering up to 875,965 shares; (b) grant performance- and service-based restricted stock units to each of Goh Kian Hwa and Lung Lay Hua with aggregate value of up to $3,000,000 each, subject to certain conditions; (c) issue up to $3,500,000 of restricted shares as an advisory success fee contingent on Closing; and (d) conduct an operating expense financing capped at $6,000,000 and subject to pricing, use-of-proceeds and 20% ownership limitations set forth in the Exchange Agreement.

Representations and Warranties; No Survival

The Exchange Agreement contains customary representations and warranties made by each of the Company, Orbis, and, as to certain matters, the Orbis Shareholders, qualified in certain cases by materiality and by confidential disclosure letters. Except for the indemnification claims described below, they do not survive the Effective Time.

Indemnification

Under the Exchange Agreement, if Orbis or the Orbis Shareholders have a bona fide claim for damages resulting from the operations of the Company prior to the Effective Time or from any misstatement or breach of the Company’s representations and warranties, and the claim is resolved by written agreement between the Company and the Shareholder Representative or by a final non-appealable judgment, the Company will be required to issue to the Orbis Shareholders, pro rata, additional Class A ordinary shares in an amount equal to the lesser of the amount of such damages and $50,000,000 (less amounts previously resolved), based on the last closing price of the Class A ordinary shares. The right to pursue such claims expires on the second anniversary of the date of the Exchange Agreement, subject to extension for claims noticed before that date.

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Covenants of the Parties

The Exchange Agreement contains certain customary covenants by each of the parties during the period between execution and the earlier of the Closing or termination of the Exchange Agreement, including the following:

Interim Operating Covenants. Each of Orbis and the Company has agreed to conduct its operations only in the ordinary course of business and to use commercially reasonable efforts to preserve its business organization, relationships with key employees, customers and suppliers, and business relationships. Both parties have agreed to restrictions on, among other things: organizational document amendments, dividends or distributions on capital stock, issuances of capital stock or securities convertible into capital stock, incurrence of indebtedness, changes in compensation or benefit plans, changes in accounting policies, material dispositions, settlement of legal actions, entry into or modification of material contracts, affiliate transactions, and actions that would impair or delay the Closing.

No-Solicitation. Each party has agreed not to solicit, initiate, knowingly encourage or facilitate, or furnish non-public information in connection with, any competing acquisition proposal, subject to customary exceptions.

Public Announcements. The Company and Orbis must consult with each other before issuing any public announcement or communication with respect to the Exchange Agreement or the transactions contemplated thereby, subject to applicable law and Nasdaq requirements.

Reasonable Best Efforts. Each party must use its reasonable best efforts to satisfy the conditions to Closing and consummate the Transaction. The Company and Orbis must make all necessary filings, obtain all approvals and consents, and cooperate with governmental authority interactions. The Company is responsible as the “overseas person” for New Zealand Overseas Investment Office applications, if required.

SEC Filings and Registration. Promptly after Closing, the Company must file a registration statement on Form F-3 covering the resale of Class A ordinary shares held by the affiliates, sold in the financing of the Company, and underlying the warrants issued in connection with the Transaction, and the parties must use reasonable best efforts to prepare the Form F-3 so that it can be filed shortly after Closing.

Shareholder Approval. The Company will use its reasonable best efforts to hold an extraordinary general meeting of its shareholders within a reasonable time after the date of the Exchange Agreement to vote on resolutions necessary to approve and adopt the Exchange Agreement and the Transaction. The requisite Company vote is the affirmative vote of holders of at least a majority of the voting power of the Company’s outstanding shares. Orbis shareholders holding at least 75% of Orbis’s outstanding capital shares have signed the Exchange Agreement. Additionally, shareholders holding at least 75% of Orbis’s outstanding capital shares have agreed to deliver a drag-along notice to the remaining Orbis shareholders; if a shareholder does not execute the Exchange Agreement within the specified period, the Shareholder Representative is authorized under a power of attorney to execute on that shareholder’s behalf, at which point the required shareholder signatures will be deemed obtained.

Nasdaq Listing. The Company will use its reasonable best efforts to cause the Class A ordinary shares being issued in the Transaction (including shares underlying the Class B ordinary shares and the warrants) to be approved for listing on the Nasdaq Stock Market at or after the Effective Time and will take commercially reasonable actions to remain listed on Nasdaq.

Conditions to Closing

The Exchange Agreement contains customary conditions to Closing, including the following mutual conditions of the parties:

(i)	final approval of the Company’s board of directors (subject to receipt of a satisfactory independent fairness opinion);
(ii)	completion of financial, tax, and legal due diligence on Orbis with no material adverse findings;
(iii)	confirmation of committed financing at or above a mutually agreed amount, including commitments for the contemplated private placement of Class A ordinary shares, which the Exchange Agreement contemplates will generate aggregate gross proceeds of at least $30,000,000 and up to $100,000,000 at or before Closing;
(iv)	approval of the Company’s shareholders;
(v)	truth and accuracy of the Orbis Shareholder representations at Closing;
(vi)	approval for listing on Nasdaq of the Class A ordinary shares to be issued in the Transaction, the financing, and the warrants;

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(vii)	the absence of any order, injunction, or other legal restraint preventing, enjoining, or making illegal the consummation of the Exchange;
(viii)	receipt of required New Zealand Overseas Investment Office consent or non-objection, if applicable;
(ix)	identification and confirmation of intended independent director nominees and a Nasdaq-compliant post-closing board composition; and
(x)	mutual agreement on the form of Meyzer warrant.

Additional Conditions to the Company’s Obligations. Unless waived by the Company, the obligations of the Company to consummate the Exchange are additionally subject to:

(i)	accuracy of Orbis’s representations and warranties (subject to certain materiality qualifiers);
(ii)	performance in all material respects by Orbis of its obligations and covenants under the Exchange Agreement;
(iii)	the absence of any Material Adverse Effect with respect to Orbis since the date of the Exchange Agreement;
(iv)	delivery of an officer’s certificate;
(v)	delivery of executed lock-up agreements from significant Orbis holders; and
(vi)	receipt of a fairness opinion.

Additional Conditions to Orbis’s Obligations. Unless waived by Orbis, the obligations of Orbis and the Orbis Shareholders to consummate the Exchange are additionally subject to:

(i)	accuracy of the Company’s representations and warranties (subject to certain materiality qualifiers);
(ii)	performance in all material respects by the Company of its obligations and covenants under the Exchange Agreement;
(iii)	the absence of any Material Adverse Effect with respect to the Company since the date of the Exchange Agreement;
(iv)	delivery of an officer’s certificate;
(v)	delivery of executed lock-up agreements from significant holders of Company securities;
(vi)	delivery of duly executed irrevocable voting agreement and conversion instructions from each holder of Company Class B ordinary shares;
(vii)	continued listing of the Company’s Class A ordinary shares on Nasdaq; and
(viii)	evidence of issuance of the exchange consideration.

Termination

The Exchange Agreement may be terminated at any time before the Effective Time under the following circumstances:

(i)	by mutual written consent of the Company and Orbis;
(ii)	by either the Company or Orbis if the Exchange has not closed by December 31, 2026 (subject to an extension in specified SEC Rule 14c-2 circumstances), provided that the terminating party’s breach is not the primary cause of the failure to close;
(iii)	by either party if a final non-appealable order permanently prevents, enjoins, or makes illegal the Exchange;
(iv)	by the Company for uncured breaches or inaccuracies by Orbis, including if information in the Orbis disclosure letter leads the Company reasonably to conclude the Transaction is not in the best interests of the Company or its shareholders;
(v)	by Orbis for uncured breaches or inaccuracies by the Company; and
(vi)	by Orbis or the Company for material inaccuracies in Orbis Shareholder representations or if information in the Company’s disclosure letter leads Orbis reasonably to conclude the Transaction is not in the best interests of Orbis or the Orbis Shareholders.

Upon valid termination, the Exchange Agreement becomes void and no party will have any liability thereunder, except for fraud or intentional and material breach, and subject to survival of the confidentiality, expenses, termination, and miscellaneous provisions of the Exchange Agreement.

Governing Law; Dispute Resolution

The Exchange Agreement is governed by the laws of the State of New York. The parties submit to the exclusive jurisdiction of the federal and New York state courts located in New York County. The parties have waived trial by jury. Specific performance is available as a remedy for breach.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Exchange Agreement (the “Ancillary Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements, copies of which are furnished herewith as exhibits to this Report on Form 6-K. Shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety.

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Irrevocable Voting Agreement and Conversion Instructions

In connection with the Exchange Agreement, holders of Company Class B ordinary shares have delivered Irrevocable Voting Agreement and Conversion Instructions to the Company and VStock Transfer, LLC (the Company’s transfer agent) (the “Voting Agreement”), pursuant to which, such holders have irrevocably elected, effective upon and conditioned on the Closing, to convert all Class B ordinary shares held by them into Class A ordinary shares, and have agreed to vote their shares in favor of the transactions contemplated by the Exchange Agreement and not to transfer their shares unless the transferee agrees to be bound by the same terms.

The Voting Agreement expires upon the earlier of (i) the Closing (at which time the conversion will be effected) and (ii) termination of the Exchange Agreement.

Lock-Up Agreement

In connection with the Exchange Agreement, the Company and holders of Orbis equity interests have entered into Lock-Up Agreements (the “Lock-Up Agreements”), pursuant to which, during the twelve-month period following the Closing Date, such holders may not transfer, dispose of or encumber, or enter into any hedging arrangement with respect to, the Company shares received by them pursuant to the Exchange Agreement, subject to customary permitted transfers. The holders retain voting and dividend rights during the lock-up period. The Lock-Up Agreements become effective only upon the Closing and terminate automatically if the Exchange Agreement is terminated before the Closing.

Additional Information and Where to Find It

In connection with the Transaction, the Company intends to hold an extraordinary general meeting of its shareholders to vote on resolutions necessary to approve and adopt the Exchange Agreement and the transactions contemplated thereby. Shareholders of the Company are advised to read, when available, all relevant documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Transaction, including any proxy statement or information statement, because they will contain important information about the Transaction. Shareholders may obtain copies of relevant documents, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Orangekloud Technology Inc., 70 Bendemeer Road, #04-04 Luzerne, Singapore 339940, Attn: Goh Kian Hwa, Chief Executive Officer. The information contained on, or that may be accessed through, any website referenced in this Report on Form 6-K is not incorporated by reference into, and is not a part of, this Report on Form 6-K.

No Offer or Solicitation

This Report on Form 6-K is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation, or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell, or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This Report on Form 6-K, including the exhibits hereto, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. No representations or warranties, express or implied, are given in, or in respect of, this Report on Form 6-K.

You should carefully consider the risks and uncertainties described in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F and subsequent reports on Form 6-K. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements, but do not include all risks (including currently unknown risks) that could affect your investment decision. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Report on Form 6-K, except as required by applicable law.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Agreement and Plan of Exchange of Securities, dated as of August 21, 2026, by and among Orangekloud Technology Inc., Orbis Technology Limited, and the other parties thereto
10.2	Form of Irrevocable Voting Agreement and Conversion Instructions
10.3	Form of Lock-Up Agreement
99.1	Press Release issued on August 24, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date: August 24, 2026	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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